Exhibit 99.1

SOHU.COM REPORTS SECOND QUARTER 2018 UNAUDITED FINANCIAL RESULTS

BEIJING, July 30, 2018 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, search and gaming business group, today reported unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter Highlights

•	Total revenues[1] were US$486 million[2], up 5% year-over-year and 7% quarter-over-quarter.

•	Brand advertising revenues were US$62 million, down 29% year-over-year and up 9% quarter-over-quarter.

•	Search and search related advertising revenues[3] were US$270 million, up 45% year-over-year and 23% quarter-over-quarter.

•	Online game revenues were US$94 million, down 23% year-over-year and 11% quarter-over-quarter.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “We saw mixed financial performance in the second quarter. While quarterly revenue was slightly soft given the continued headwinds against our brand advertising business, the bottom line performance was better than expected as we aggressively slashed content costs. For Sohu Media Portal, we continued to focus on user growth for the Sohu News App by consistently refining the product design and content quality. For Sohu Video, we maintained steady momentum with our original content and substantially narrowed the loss as a result of lowered spending on licensed content. For Sogou, in the second quarter its core search revenues posted 45% year-over-year growth and Sogou Mobile Keyboard’s DAU increased by 36% from the prior year to 380 million. Changyou delivered in-line performance as its online game business continued to generate healthy cash flow.”

Second Quarter Financial Results

Revenues

Total revenues for the second quarter of 2018 were US$486 million, up 5% year-over-year and 7% quarter-over-quarter.

Total online advertising revenues, which include revenues from the brand advertising and search and search-related advertising businesses, for the second quarter of 2018 were US$332 million, up 22% year-over-year and 20% quarter-over-quarter.

Brand advertising revenues for the second quarter of 2018 totaled US$62 million, down 29% year-over-year and up 9% quarter-over-quarter. The year-over-year decrease was mainly due to decreases in portal and real estate advertising revenues. The quarter-over-quarter increase was mainly attributable to a seasonality increase in revenues from the media portal.

Search and search-related advertising revenues for the second quarter of 2018 were US$270 million, up 45% year-over-year and 23% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were primarily driven by continued traffic growth and improved monetization in mobile search.

Online game revenues for the second quarter of 2018 were US$94 million, down 23% year-over-year and 11% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were due to the natural decline in revenue of Changyou’s older games, including Legacy TLBB Mobile and Dao Jian Dou Shen Zhuan.

[1]

The Company has adopted ASU No. 2014-09, ‘‘Revenue from Contracts with Customers” beginning January 1, 2018. The only major impact of the standard is that revenues and expenses related to advertising barter transactions will be recognized beginning January 1, 2018. The impact for the second quarter of 2018 was approximately US$6 million for both revenues and cost of revenues and expenses, most of which were generated from Sogou.

[2]

On a constant currency (non-GAAP) basis, if the exchange rate in the second quarter of 2018 had been the same as it was in the second quarter of 2017, or RMB6.86=US$1.00, US$ total revenues in the second quarter of 2018 would have been US$452 million, or US$34 million less than GAAP total revenues, and down 2% year-over-year.

[3]	Search and Search related advertising revenues exclude intra-Group transactions.

Gross Margin

Both GAAP and non-GAAP4 gross margin for the second quarter of 2018 was 44%, compared with 40% in the second quarter of 2017 and 43% in the first quarter of 2018.

Both GAAP and non-GAAP gross margin for the online advertising business for the second quarter of 2018 was 35%, compared with 19% in the second quarter of 2017 and 29% in the first quarter of 2018.

GAAP gross margin for the brand advertising business in the second quarter of 2018 was 23%, compared with negative 45% in the second quarter of 2017 and 10% in the first quarter of 2018. Non-GAAP gross margin for the brand advertising business was 23%, compared with negative 45% in the second quarter of 2017 and 9% in the first quarter of 2018. The year-over-year increase was mainly due to decreased video content cost and the Company’s having recognized impairment charges of approximately US$45 million in video content cost in the second quarter of 2017. The quarter-over-quarter increase was mainly due to the increase in brand advertising revenue.

Both GAAP and non-GAAP gross margin for the search and search-related advertising business in the second quarter of 2018 was 38%, compared with 48% in the second quarter of 2017 and 34% in the first quarter of 2018. The year-over-year decrease primarily resulted from traffic acquisition cost outgrowing revenues. The quarter-over-quarter increase was due to normal seasonal fluctuation.

Both GAAP and non-GAAP gross margin for online games business in the second quarter of 2018 was 85%, compared with 91% in the second quarter of 2017 and 84% in the first quarter of 2018. The year-over-year decrease in gross margin was mainly due to a decline in revenue from Legacy TLBB Mobile, which has a high gross margin, as revenue is recognized on a net basis after revenue-sharing with the third-party licensee operator.

Operating Expenses

For the second quarter of 2018, GAAP operating expenses totaled US$244 million, up 10% year-over-year and 8% quarter-over-quarter. Non-GAAP operating expenses were US$243 million, up 16% year-over-year and 7% quarter-over-quarter. The year-over-year increase was mainly due to increased marketing expenses, and increased product development expenses for Sogou. The quarter-over-quarter increase was mainly due to increased marketing expenses.

Operating Loss

GAAP operating loss for the second quarter of 2018 was US$32 million, compared with an operating loss of US$40 million in the second quarter of 2017 and an operating loss of US$31 million in the first quarter of 2018.

Non-GAAP operating loss for the second quarter of 2018 was US$31 million, compared with an operating loss of US$27 million in the second quarter of 2017 and an operating loss of US$34 million in the first quarter of 2018.

Income Tax Expense

Both GAAP and non-GAAP income tax expense was US$6 million for the second quarter of 2018, compared with income tax expense of US$13 million in the second quarter of 2017 and income tax expense of US$63 million in the first quarter of 2018. The quarter-over-quarter decrease was mainly due to Changyou’s accrual of additional withholding income taxes of US$47 million for the period before December 31, 2017 recognized in relation to a change in policy for Changyou’s PRC subsidiaries with respect to their distribution of cash dividends in the first quarter of 2018, offset by the impact of the reversal of a deferred tax liability of US$5.5 million in the second quarter of 2018 as a result of the liquidation of Sohu.com Inc.

[4]

Non-GAAP results exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividends and deemed dividends to non-controlling preferred shareholders of Sogou, and a one-time income tax expense, offset by a one-time reduction in liability for deferred U.S. income tax, as a result of the U.S. Tax Reform. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Net Loss

Before deducting the share of net income pertaining to non-controlling interest, GAAP net loss for the second quarter of 2018 was US$15 million, compared with a net loss of US$48 million in the second quarter of 2017 and net loss of US$87 million in the first quarter of 2018. Before deducting the share of net income pertaining to non-controlling interest, non-GAAP net loss for the second quarter of 2018 was US$14 million, compared with a net loss of US$35 million in the second quarter of 2017 and net loss of US$90 million in the first quarter of 2018.

GAAP net loss attributable to Sohu.com Limited for the second quarter of 2018 was US$48 million, or a loss of US$1.23 per fully-diluted ADS, compared with a net loss of US$89 million in the second quarter of 2017 and a net loss of US$93 million in the first quarter of 2018. Non-GAAP net loss attributable to Sohu.com Limited for the second quarter of 2018 was US$49 million, or a loss of US$1.27 per fully-diluted ADS, compared with a net loss of US$72 million in the second quarter of 2017 and a net loss of US$97 million in the first quarter of 2018.

Liquidity

As of June 30, 2018, cash and cash equivalents and short-term investments held by the Sohu Group, minus short-term bank loans, were US$1.89 billion, compared with US$2.12 billion as of December 31, 2017.

Recent Developments

Sogou, the Company’s online search subsidiary, announced that Chinese regulatory authorities, including the Beijing Office of the Cyberspace Administration of China and the Beijing Administration for Industry and Commerce, initiated an investigation of Sogou after certain advertisements involving content that the authorities believed insulted a national hero were displayed on its platform. The advertisements were developed and reviewed by Douyin, a Chinese short-form video platform, and displayed on Sogou Search in June 2018. Following the investigation, the regulatory authorities instructed Sogou to amend its advertising practices. Sogou fully cooperated with the authorities in their investigation and Sogou has taken steps to revise its advertising policies and audit procedures to ensure compliance with relevant regulations.

In connection with implementing such remedial measures, Sogou suspended its search advertising for ten days commencing July 1, 2018. This is expected to result in a one-time reduction in Sogou’s revenues for the third quarter of 2018.

Business Outlook

For the third quarter of 2018, Sohu estimates:

•	Total revenues to be between US$445 million and US$470 million.

•	Brand advertising revenues to be between US$60 million and US$65 million; this implies an annual decrease of 13% to 20% and a sequential decrease of 2% to a sequential increase of 6%.

•	Sogou revenues to be between US$275 million and US$285 million; this implies an annual increase of 7% to 11% and a sequential decrease of 5% to 9%.

•	Online game revenues to be between US$80 million and US$90 million; this implies an annual decrease of 32% to 40% and a sequential decrease of 5% to 15%.

•

Before deducting the share of non-GAAP net income pertaining to non-controlling interest, non-GAAP net loss to be between US$44 million and US$54 million. Assuming no new grants of share-based awards and that the market price of our shares is unchanged, we estimate that compensation expense relating to share-based awards will be around US$5 million. Including the impact of these share-based awards, GAAP net loss before non-controlling interest to be between US$49 million and US$59 million.

•

Non-GAAP net loss attributable to Sohu.com Limited to be between US$55 million and US$65 million, and non-GAAP loss per fully-diluted ADS to be between US$1.40 and US$1.65. Including the impact of the aforementioned share-based awards, and netting off approximately US$2 million of Sohu’s economic interests in Changyou and Sogou, GAAP net loss attributable to Sohu.com Limited to be between US$58 million and US$68 million, and GAAP loss per fully-diluted ADS to be between US$1.50 and US$1.75.

For the third quarter 2018 guidance, the Company has adopted a presumed exchange rate of RMB6.80=US$1.00, as compared with the actual exchange rate of approximately RMB6.67=US$1.00 for the third quarter of 2017, and RMB6.38=US$1.00 for the second quarter of 2018.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per share, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expenses and non-cash tax benefits from excess tax deductions related to share-based awards, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend and deemed dividend to non-controlling preferred shareholders, and a one-time income tax expense, offset by a one-time reduction in liability for deferred U.S. income tax, as a result of the U.S. Tax Reform. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend and deemed dividend to non-controlling preferred shareholders, and net one-time tax expense as a result of the U.S. Tax Reform from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend and deemed dividend to non-controlling preferred shareholders, and net one-time tax expense as a result of the U.S. Tax Reform cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders, and also excluded the net one-time tax expense as a result of U.S. Tax Reform.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per share, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend, and deemed dividend to non-controlling preferred shareholders is that the impact of share-based awards and non-cash tax benefits from excess tax deductions related to share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future, income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future, and dividend and deemed dividend to non-controlling preferred shareholders may recur when Sohu and its affiliates enter into equity transactions. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited interim financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; Sohu’s current and projected future losses due to increased spending by Sohu for video content; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; and the impact of the U.S. Tax Reform. Further information regarding these and other risks is included in Sohu’s annual report on Form 10-K for the year ended December 31, 2017, and other filings with the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 8:30 a.m. U.S. Eastern Time, July 30, 2018 (8:30 p.m. Beijing/Hong Kong time, July 30, 2018) following the quarterly results announcement.

The dial-in details for the live conference call are:

US Toll-Free:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China Mainland	+86-800-819-0121 / +86-400-620-8038
Passcode:	SOHU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:30 a.m. Eastern Time on July 30 through August 5, 2018. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	5495973

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and leading online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-second year of operation.

For investor and media inquiries, please contact:

In China:

Mr. Eric Yuan
Sohu.com Limited
Tel:	+86 (10) 6272-6593
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017
Revenues:
Online advertising
Brand advertising	$61,511	$56,254	$86,071
Search and search-related advertising	270,359	220,301	186,747

Subtotal	331,870	276,555	272,818

Online games	94,250	105,461	122,398
Others	59,894	72,979	65,952

Total revenues	486,014	454,995	461,168

Cost of revenues:
Online advertising
Brand advertising (includes stock-based compensation expense of $-2, $-657, and $182, respectively)	47,319	50,611	124,730
Search and search-related (includes stock-based compensation expense of $263, $219, and $2, respectively)	168,126	144,696	96,692

Subtotal	215,445	195,307	221,422

Online games (includes stock-based compensation expense of $-23, $-12, and $44, respectively)	14,461	17,119	11,613
Others	44,346	48,407	45,159

Total cost of revenues	274,252	260,833	278,194

Gross profit	211,762	194,162	182,974

Operating expenses:
Product development (includes stock-based compensation expense of $2,136, $715, and $4,925, respectively)	113,843	111,543	100,146
Sales and marketing (includes stock-based compensation expense of $77, $-89, and $930, respectively)	102,138	90,273	94,845
General and administrative (includes stock-based compensation expense of $-1,260, $-2,520, and $6,597, respectively)	27,982	23,836	27,657

Total operating expenses	243,963	225,652	222,648

Operating loss	(32,201)	(31,490)	(39,674)

Other income	9,991	12,281	3,306
Interest income	5,156	7,808	5,813
Interest expense	(3,004)	(3,081)	(205)
Exchange difference	10,774 [5]	(9,340)	(4,528)

Loss before income tax expense	(9,284)	(23,822)	(35,288)

Income tax expense	5,891	63,379	12,764

Net loss	(15,175)	(87,201)	(48,052)

Less: Net income attributable to the noncontrolling interest shareholders	32,463	5,617	40,131

Net loss attributable to Sohu.com Limited	(47,638)	(92,818)	(88,183)

Basic net loss per ADS attributable to Sohu.com Limited	$(1.22)	$(2.39)	$(2.27)

ADSs used in computing basic net loss per ADS attributable to Sohu.com Limited	38,927	38,904	38,855

Diluted net loss per ADS attributable to Sohu.com Limited	$(1.23)	$(2.39)	$(2.28)

ADSs used in computing diluted net loss per ADS attributable to Sohu.com Limited	38,927	38,904	38,855

[5]	The exchange gain in the second quarter of 2018 is primarily resulted from the depreciation of RMB against USD.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2018	As of Dec. 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$669,081	$1,366,115
Restricted cash	4,272	1,908
Short-term investments	1,324,865	818,934
Accounts receivable, net	238,553	250,468
Prepaid and other current assets	224,010	192,676

Total current assets	2,460,781	2,630,101

Long-term investments	94,556	90,145
Fixed assets, net	520,210	529,717
Goodwill	71,076	71,565
Intangible assets, net	28,220	23,060
Restricted time deposits	270	271
Prepaid non-current assets	3,877	4,211
Other assets	37,909	40,169

Total assets	$3,216,899	$3,389,239

LIABILITIES
Current liabilities:
Accounts payable	$315,076	$288,394
Accrued liabilities	329,274	343,106
Receipts in advance and deferred revenue	135,299	127,758
Accrued salary and benefits	97,154	102,087
Taxes payable	88,043	96,541
Short-term bank loans	104,283	61,216
Other short-term liabilities	144,280	136,300

Total current liabilities	$1,213,409	$1,155,402

Long-term accounts payable	1,143	1,157
Long-term bank loans	122,419	122,433
Long-term tax liabilities	336,089	293,010

Total long-term liabilities	$459,651	$416,600

Total liabilities	$1,673,060	$1,572,002

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	616,464	750,634
Noncontrolling Interest	927,375	1,066,603

Total shareholders’ equity	$1,543,839	$1,817,237

Total liabilities and shareholders’ equity	$3,216,899	$3,389,239

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2018					Three Months Ended Mar. 31, 2018					Three Months Ended Jun. 30, 2017
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		(2)	(a	)			(657)	(a	)			182	(a	)

Brand advertising gross profit	$14,192	$(2)			$14,190	$5,643	$(657)			$4,986	$(38,659)	$182			$(38,477)

Brand advertising gross margin	23%				23%	10%				9%	-45%				-45%

		263	(a	)			219	(a	)			2	(a	)

Search and search-related advertising gross profit	$102,233	$263			$102,496	$75,605	$219			$75,824	$90,055	$2			$90,057

Search and search-related advertising gross margin	38%				38%	34%				34%	48%				48%

		261	(a	)			(438)	(a	)			184	(a	)

Online advertising gross profit	$116,425	$261			$116,686	$81,248	$(438)			$80,810	$51,396	$184			$51,580

Online advertising gross margin	35%				35%	29%				29%	19%				19%

		(23)	(a	)			(12)	(a	)			44	(a	)

Online games gross profit	$79,789	$(23)			$79,766	$88,342	$(12)			$88,330	$110,785	$44			$110,829

Online games gross margin	85%				85%	84%				84%	91%				91%

Others gross profit	$15,548	$—	(a	)	$15,548	$24,572	$—	(a	)	$24,572	$20,793	$—	(a	)	$20,793

Others gross margin	26%				26%	34%				34%	32%				32%

		238	(a	)			(450)	(a	)			228	(a	)

Gross profit	$211,762	$238			$212,000	$194,162	$(450)			$193,712	$182,974	$228			$183,202

Gross margin	44%				44%	43%				43%	40%				40%

Operating expenses	$243,963	$(953)	(a	)	$243,010	$225,652	$1,894	(a	)	$227,546	$222,648	$(12,452)	(a	)	$210,196

		1,191	(a	)			(2,344)	(a	)			12,680	(a	)

Operating loss	$(32,201)	$1,191			$(31,010)	$(31,490)	$(2,344)			$(33,834)	$(39,674)	$12,680			$(26,994)

	Three Months Ended Jun. 30, 2018					Three Months Ended Mar. 31, 2018					Three Months Ended Jun. 30, 2017
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
Operating margin	-7%				-6%	-7%				-7%	-9%				-6%

Income tax expense	$(5,891)	$165			$(5,726)	$(63,379)	$—			$(63,379)	$12,764	$—	(a	)	$12,764

		1,191	(a	)			(2,344)	(a	)			12,680	(a	)
		(494)	(c	)			—					—

Net loss before non-controlling interest	$(15,175)	$697			$(14,478)	$(87,201)	$(2,344)			$(89,545)	$(48,052)	$12,680			$(35,372)

		1,191	(a	)			(2,344)	(a	)			12,680	(a	)
		(1,976)	(b	)			(2,102)	(b	)			4,254	(b	)
		(494)	(c	)			—					—

Net loss attributable to Sohu.com Limited for diluted net loss per ADS	$(47,965)	$(1,279)			(49,244)	$(92,925)	$(4,446)			(97,371)	$(88,698)	$16,934			$(71,764)

Diluted net loss per ADS attributable to Sohu.com Limited	$(1.23)				(1.27)	$(2.39)				(2.50)	$(2.28)				$(1.85)

ADSs used in computing diluted net loss per ADS attributable to Sohu.com Limited	38,927				38,927	38,904				38,904	38,855				38,855

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou and Sogou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.